Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006-6801
www.hklaw.com

Farhad R. Alavi
202 419 2409
farhad.alavi@hklaw.com

June 30, 2008

VIA HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 9/2

If you have any questions regarding this filing, please do not hesitate to call me at (202) 419-2409 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470, or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to us.

Sincerely yours,

HOLLAND & KNIGHT LLP

Farhad R. Alavi

5438892_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed from items 1 to 8 below are set out in EXHIBIT A hereto)

1. Report of Amendment to Semi-Annual Securities Report (dated June 23, 2008)

2. Amended Shelf Registration Statement (dated June 23, 2008)

3. Extraordinary Report (dated June 23, 2008)

4. Amended Shelf Registration Statement (dated June 23, 2008)

5. Annual Securities Report (dated June 24, 2008)

6. Amended Shelf Registration Statement (dated June 24, 2008)

7. Notification to verify the Annual Securities Report for the fiscal year that ended March 31, 2008

8. Corporate Governance Report (dated June 24, 2008)

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed from items 1 to 6 below are included in EXHIBIT B hereto)

1. NOTICE OF CONVOCATION OF THE 23RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

2. Notice of Resolution of the 23rd Ordinary General Meeting of Shareholders

3. Business Report for the year ended March 31, 2008

4. Partial revision in the Brief Statements of Consolidated Semi-Annual Financial Results and Forecast with Respect to the Year Ending March 2008

5. Partial revision in the Brief Statements of Consolidated Financial Results for the nine months that ended December 31, 2007

6. Partial revision in the Brief Statements of Annual Financial Results for the Year Ended March 2008 and Forecast for the Year Ending March 2009

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Report of Amendment to Semi-Annual Securities Report (dated June 23, 2008)

   Report of partial amendment to Semi-Annual Securities Report dated December 27, 2007, was filed with the Director of Kanto Local Finance Bureau.

2. Amended Shelf Registration Statement (dated June 23, 2008)

   Amended Shelf Registration Statement in which Report of Amendment to Semi-Annual Securities Report dated June 23, 2008 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

3. Extraordinary Report (dated June 23, 2008)

   Extraordinary Report regarding changes of the significant subsidiaries, filed with the Kanto Local Finance Bureau as required by Art. 24-5-4 of the Financial Instruments and Exchange Law and Art. 19-2-3 of Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

4. Amended Shelf Registration Statement (dated June 23, 2008)

   Amended Shelf Registration Statement in which Special Report dated June 23, 2008 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

5. Annual Securities Report (dated June 24, 2008)

   Annual Securities Report was filed with the Director of Kanto Local Finance Bureau, stating the results for the fiscal year that ended March 31, 2008.

6. Amended Shelf Registration Statement (dated June 24, 2008)

   Amended Shelf Registration Statement in which Annual Securities Report dated June 24, 2008 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

7. Notification to verify the Annual Securities Report for the fiscal year that ended March 31, 2008

Notification verifying the Annual Securities Report dated June 24, 2008 was filed with the listed Stock Exchanges of Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, on June 25, 2008.

8. Corporate Governance Report (dated June 24, 2008)

Corporate Governance Report stating our company's basic policy and structure of Corporate Governance was revised and filed with the listed stock exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 6.

[Translation for Information Purposes Only]

This is a translation, for information purposes only, of the original Notice of Convocation of the 23rd Ordinary General Meeting of Shareholders in the Japanese language dispatched to shareholders in Japan. Certain omissions and modifications have been made from the original Japanese notice. The Company makes no warranty, express or implied, as to the accuracy or completeness of this translation.

Securities Code: 2914
June 2, 2008

To Our Shareholders

Hiroshi Kimura
President, CEO and Representative Director
Japan Tobacco Inc.
2-1, Toranomon, 2-chome, Minato-ku, Tokyo

NOTICE OF CONVOCATION OF THE 23RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the 23rd ordinary general meeting of shareholders of Japan Tobacco Inc. (the "Company") to be held as set forth below.

If you cannot attend the meeting, you may exercise your voting rights in written form or by electromagnetic means including the Internet. Please see the "Reference Documents for the General Meeting of Shareholders" hereinafter described and exercise your voting rights by 6:00 p.m., on Monday, June 23, 2008, by returning to us by that time the Voting Rights Exercise Form enclosed herewith indicating whether you are for or against each of the items, or by accessing the web-site designated by us for the exercise of voting rights (http://www.evote.jp/).

Yours sincerely,

Particulars

1. Date and Time of the Meeting: Tuesday, June 24, 2008, at 10:00 a.m.

2. Place of the Meeting: Tokyo Prince Hotel
3-1, Shibakoen 3-chome, Minato-ku, Tokyo

3. Purpose of the Meeting:

Matters to be Reported:

1. Report on the Business Report, the Consolidated Financial Statements, and the Independent Auditor's Report and the Company's Audit Board Report on the Consolidated Financial Statements for the 23rd Business Term (From April 1, 2007 to March 31, 2008)
2. Report on the Non-Consolidated Financial Statements for the 23rd Business Term (From April 1, 2007 to March 31, 2008)

* For those attending, please present the enclosed Voting Rights Exercise Form at the reception desk on arrival at the meeting.
* If there is any amendment to the "Reference Documents for the General Meeting of Shareholders," Business Report (Japanese only), or Non-Consolidated and Consolidated Financial Statements (Japanese only), it will be published on our web-site (http://www.jti.co.jp/).

Matters to be Resolved:

Item 1:	Appropriation of Surplus
Item 2:	Election of Eleven (11) Directors
Item 3:	Election of One (1) Statutory Auditor

4. Other Decisions on the Convocation of the Meeting

(1) If the voting right is exercised both by return of the Voting Rights Exercise Form and via the Internet, only the exercise of the voting right via the Internet shall be valid.

(2) If the voting right is exercised more than once via the Internet, only the last exercise of the voting right shall be valid.

- END -

[Instructions for Exercising Your Voting Rights]

1. Exercise of the Voting Rights by post:
Please indicate whether you are for or against each of the items on the Voting Rights Exercise Form enclosed herewith and return it to us.

2. Exercise of the Voting Rights via the Internet:
Please access the designated web-site for the exercise of voting rights (http://www.evote.jp/) from your computer and indicate whether you are for or against each of the items following the directions on the web-site using the "Log-in ID" and "Temporary Password" described in the Voting Rights Exercise Form enclosed herewith. You are requested to refer to "Direction for Exercise of the Voting Rights via the Internet" enclosed herewith.

3. The Company participates in the electromagnetic voting rights exercise system (Voting Rights Exercise Platform) operated and administered by ICJ, Inc.

REFERENCE DOCUMENTS FOR THE GENERAL MEETING OF SHAREHOLSERS

Items and Relevant Information

Item 1: Appropriation of Surplus

The surplus is proposed to be appropriated as follows:

1. Year-end dividends

   The year-end dividends on shares of Common Stock for the 23rd Business Term are proposed to be paid on the following terms, for the purpose of making a return to the Company's shareholders while ensuring the internal reserve fund required for the future business development.

   (1) Type of assets to be paid as dividends:
       Cash

   (2) Allotment of assets to be paid as dividends and their aggregate amount:
       ¥2,600 per share of Common Stock of the Company
       Aggregate amount: ¥24,908,208,000
       Together with the interim dividends of ¥2,200 per share paid in November 2007, the annual dividends for the 23rd Business Term will be ¥4,800 per share.

   (3) Effective date for distribution of surplus:
       June 25, 2008

2. Other appropriation of surplus

   (1) Item of surplus to be increased and its amount:
       General reserve: ¥80,000,000,000

   (2) Item of surplus to be decreased and its amount:
       Retained earnings carried forward: ¥80,000,000,000

Item 2: Election of Eleven (11) Directors

The terms of office of all present Directors will expire at the conclusion of this ordinary general meeting of shareholders. Accordingly, the election of eleven (11) Directors is proposed.

The candidates for the office of Director are as follows:

Candidate Number	Name (Date of Birth)	Brief Personal History, Positions and Responsibilities in the Company, and Representative Positions in Other Companies	Number of the Company's Shares Held
1	Yoji Wakui (February 5, 1942)	Apr. 1964 Joined Ministry of Finance May 1995 Deputy Vice Minister Jul. 1997 Director-General of the Budget Bureau Jul. 1999 Vice Chairman, The General Insurance Association of Japan Jun. 2004 Representative Director and Chairman of the Board, the Company Jun. 2006 Chairman of the Board (Current Position)	49 shares
2	Hiroshi Kimura (April 23, 1953)	Apr. 1976 Joined the Company (Japan Tobacco and Salt Public Corporation) Jan. 1999 Head of Corporate Planning Division May 1999 Senior Manager in Planning Office, Tobacco Business, JT International S.A. Executive Vice President Jun. 1999 Member of the Board Jun. 2001 Retired from Member of the Board Jun. 2005 Member of the Board Jun. 2006 President, CEO and Representative Director (Current Position)	59 shares
3	Munetaka Takeda (August 22, 1949)	Apr. 1972 Joined Ministry of Finance Jul. 1999 Director-General of Kanto Local Finance Bureau, Ministry of Finance Jan. 2001 Deputy Assistant Vice Minister, Cabinet Office Jul. 2001 Director-General of Okinawa Promotion Bureau, Cabinet Office Jul. 2003 Director-General for Policy Planning, Cabinet Office Sep. 2005 Assistant Vice Minister, Cabinet Office Feb. 2007 Corporate Advisor of the Company Apr. 2007 Senior Executive Vice President and Chief Financial Officer Jun. 2007 Representative Director, Executive Deputy President, Chief Financial Officer and Assistant to CEO in Compliance/Food Business (Current Position)	6 shares

Candidate Number	Name (Date of Birth)	Brief Personal History, Positions and Responsibilities in the Company, and Representative Positions in Other Companies		Number of the Company's Shares Held
4	Masaaki Sumikawa (October 11, 1950)	Apr. 1974 Jul. 1997 Jun. 1998 Jul. 2000 Jun. 2003 Jan. 2004 Jun. 2004	Joined the Company (Japan Tobacco and Salt Public Corporation) Head of Food Business Division Head of General Administration Division Head of Personnel Division Senior Vice President, Assistant to CEO in Real Estate, Agriculture, Printing and Vending Machinery Senior Vice President, Assistant to CEO in Real Estate, Printing and Vending Machinery Standing Auditor (Current Position)	70 shares
5	Ichiro Kumakura (January 24, 1952)	Apr. 1976 Jul. 1997 Jun. 2000 Jun. 2001 Jun. 2002 Jun. 2003 Jun. 2004 Jun. 2006	Joined the Company (Japan Tobacco and Salt Public Corporation) Head of Tobacco Business R&D Planning Division, Tobacco Business Head of Tobacco Business R&D General Division, Tobacco Business Senior Vice President, Head of Tobacco Business R&D General Division, Tobacco Business Senior Vice President, Head of Tobacco Business R&D General Division, Tobacco Business and Assistant to CEO in External Affairs Planning Executive Vice President, Head of Tobacco Business R&D General Division, Tobacco Business and Assistant to CEO in External Affairs Planning Executive Vice President, Head of Tobacco Business R&D General Division, Tobacco Business Representative Director, Executive Deputy President, Head of Tobacco Business and Assistant to CEO in Vending Machinery (Current Position)	63 shares
6	Ryoichi Yamada (May 13, 1952)	Apr. 1976 Jul. 1999 Jul. 2000 Jun. 2003 Jul. 2004 Jun. 2005 Jun. 2006	Joined the Company (Japan Tobacco and Salt Public Corporation) Head of Food Business Division, Food Business Head of General Administration Division Senior Vice President, Head of General Administration Division and Assistant to CEO in Corporate, Scientific & Regulatory Affairs Senior Vice President, Chief General Administration Officer Executive Vice President, Chief General Administration Officer Representative Director, Executive Deputy President, Assistant to CEO in Communication/General Affairs/Legal Affairs (Current Position)	59 shares

Candidate Number	Name (Date of Birth)	Brief Personal History, Positions and Responsibilities in the Company, and Representative Positions in Other Companies	Number of the Company's Shares Held
7	Noriaki Okubo (May 22, 1959)	Apr. 1983 Joined the Company (Japan Tobacco and Salt Public Corporation) Apr. 2000 Head of Business Development Dept., Pharmaceutical Division Jun. 2002 Head of Pharmaceutical Business Affairs Dept., Pharmaceutical Division Jun. 2004 Member of the Board, Senior Vice President, Head of Pharmaceutical Division Jun. 2006 Member of the Board, Executive Vice President, Head of Pharmaceutical Division (Current Position)	29 shares
8	Mitsuomi Koizumi (April 15, 1957)	Apr. 1981 Joined the Company (Japan Tobacco and Salt Public Corporation) Jun. 2001 Head of Corporate Planning Group Jun. 2003 Senior Vice President, Head of Personnel and Labor Relations Group Jun. 2004 Senior Vice President, Head of Tobacco Business Planning Division, Tobacco Business Jun. 2006 Executive Vice President, Head of Tobacco Business Planning Division, Tobacco Business Jun. 2007 Member of the Board, Executive Vice President, Head of Tobacco Business Sales General Division, Tobacco Business Jul. 2007 Member of the Board, Executive Vice President, Chief Marketing & Sales Officer, Tobacco Business (Current Position)	65 shares
9	Sadao Furuya (September 1, 1955)	Apr. 1979 Joined the Company (Japan Tobacco and Salt Public Corporation) Mar. 2002 Head of Strategy Group Jul. 2004 Head of Affiliated Business Jul. 2005 Senior Manager of Manufacturing Division, Tobacco Business Jun. 2006 Senior Vice President, Chief Strategy Officer (Current Position)	46 shares
10	Yasushi Shingai (January 11, 1956)	Apr. 1980 Joined the Company (Japan Tobacco and Salt Public Corporation) Jul. 2001 Head of Financial Planning Division Jun. 2004 Senior Vice President, Head of Finance Group and Financial Planning Division Jul. 2004 Senior Vice President, Chief Financial Officer Jun. 2005 Member of the Board, Senior Vice President, Chief Financial Officer Jun. 2006 Member of the Board (Current Position) JT International S.A. Executive Vice President (Current Position)	49 shares

Candidate Number	Name (Date of Birth)	Brief Personal History, Positions and Responsibilities in the Company, and Representative Positions in Other Companies		Number of the Company's Shares Held
11	Katsuhiko Honda (March 12, 1942)	Apr. 1965	Joined the Company (Japan Tobacco and Salt Public Corporation)	281 shares
		Jul. 1989	Head of Strategy Division	
		Jun. 1992	Member of the Board, Head of Personnel Division	
		Jun. 1994	Member of the Board, Executive Director, Head of Personnel and Labor Relations Group	
		Jun. 1995	Member of the Board, Executive Director, Head of Tobacco Business	
		Jun. 1996	Member of the Board, Senior Executive Director, Head of Tobacco Business	
		Jun. 1998	Representative Director, Executive Deputy President	
		Jun. 2000	President, CEO and Representative Director	
		Jun. 2006	Member of the Board, Corporate Counselor (Current Position)	

(Note) No conflict of interest exists between the Company and each of the above candidates.

Item 3: Election of One (1) Statutory Auditor

Statutory Auditor Mr. Masaaki Sumikawa will resign at the conclusion of this ordinary general meeting of shareholders. Accordingly, the election of one (1) Statutory Auditor as his replacement is proposed.

The Company's Audit Board has approved this proposition.

The candidate for the office of Statutory Auditor is as follows:

Name (Date of Birth)	Brief Personal History, Positions and Responsibilities in the Company, and Representative Positions in Other Companies		Number of the Company's Shares Held
Gisuke Shiozawa (April 18, 1952)	Apr. 1976	Joined the Company (Japan Tobacco and Salt Public Corporation)	53 shares
	Aug. 1995	Head of Treasury Division	
	Sep. 1999	Assistant to Director in Food Business Planning Division, Food Business	
	Apr. 2002	Senior Manager in Soft Drink Business Division, Food Business	
	Jun. 2003	Senior Vice President, Head of Food Business Planning Division, Food Business	
	Jun. 2005	Senior Vice President, Head of Soft Drink Business Division, Food Business (Current Position)	

(Note) No conflict of interest exists between the Company and the above candidate.

- END -

June 24, 2008

Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Dear Shareholders:

Notice of Resolution of the 23rd Ordinary General Meeting of Shareholders

We are pleased to inform you that the following matters were reported and resolved at the 23rd ordinary general meeting of shareholders held today.

Yours sincerely,

Hiroshi Kimura
President, Representative Director and
Chief Executive Officer

Resolution

Matters reported:

1. Report on the Business Report, the Consolidated Balance Sheet, the Consolidated Statement of Income and Independent Auditor's Report and the Company's Audit Board Report for the Consolidated Financial Statements for the 23rd Business Term (April 1, 2007 to March 31, 2008).

2. Report on the Non-Consolidated Balance Sheet and the Statement of Income for the 23rd Business Term (April 1, 2007 to March 31, 2008).

Matters resolved:

First Item: Appropriation of Surplus

This item was approved and adopted as originally proposed, with a dividend of 2,600 yen per share.

Second item: Election of Eleven(11) Directors

In this item, as originally proposed, Mr. Yoji Wakui, Mr. Hiroshi Kimura, Mr. Munetaka Takeda, Mr. Masaaki Sumikawa, Mr. Ichiro Kumakura, Mr. Ryoichi Yamada, Mr. Noriaki Okubo, Mr. Mitsuomi Koizumi, Mr. Sadao Furuya, Mr. Yasushi Shingai, Mr. Katsuhiko Honda were elected and assumed its office.

Third item: Election of One(1) Statutory Auditors

In this item, as originally proposed, Mr. Gisuke Shiozawa was elected and assumed its office.

Supplementary Notes:

1. Resolution items 1, 2 and 3 were approved by the Minister of Finance under the Japan Tobacco Inc. Law as of June 24, 2008.
2. At the board meeting, after this general meeting for shareholders, representative and office director were elected as follows;

Chairman of the Board, Director	Yoji Wakui
President and CEO, Representative Director	Hiroshi Kimura
Executive Deputy President, Representative Director	Munetaka Takeda
Executive Deputy President, Representative Director	Masaaki Sumikawa
Executive Deputy President, Representative Director	Ichiro Kumakura
Executive Deputy President, Representative Director	Ryoichi Yamada

3. At the Audit Board, after this general meeting for shareholders, Mr. Gisuke Shiozawa was elected and assumed the Standing Auditor.

Concerning the payment of Dividends for the 23rd Business Term:

1. For those who would like to have dividends transferred to their respective accounts at financial institutions, please review the calculation sheet and confirmation enclosed herein.
2. For others, enclosed is a notice of mail transfer – dividends can then be received at Japan Post Bank or a post office located near you.

Shipment of shareholder special benefit gifts:

The company plans to present its beverage and other products to its shareholders who hold more than one ordinary share as of March 31, 2008. The gift will be sent by the end of June. If you do not receive the gift by the mid-July, please contact the company at the following information.

Reference for shipment of shareholder special benefit gift:

JT Creative Service Co. (Shipper of the gift on behalf of JT)

Toll free: 0120-791-187 (9:00 am to 5:00 pm except Saturdays, Sundays, and holidays)

Business Report for the year ended March 31, 2008

<A Message from Management>

With respect to health-related concerns in relation to JT's frozen food products, I would like to sincerely apologize for the significant fear and inconvenience to those who suffered from health damage, our customers, business partners, related authorities and people nationwide.
JT will make efforts to restore the consumer's trust by implementing firmer safety measures for its foods business, with the aim to establish the highest level of standards for food safety including enhancement of self-inspection structures and application of insight in third-party professional's respective fields of expertise.

For the year ended March 31, 2008, we raised our market share in the previous fiscal year for the first annual share increase since our privatization in 1985 in the domestic tobacco business. And we achieved steady results in each business such as acquisition and integration of Gallaher and top-line growth primarily through the Global Flagship Brands (GFB) in the international tobacco business, enhancement of R&D pipeline in the pharmaceuticals business and increase of business scale including acquisition of Katokichi Co., Ltd. in the foods business.

As for forecasts for the year ending March 2009, we expect positive effects from the inclusion of full-year results of Gallaher and Katokichi in our consolidated results. However, we expect our EBITDA to decline due to one-time negative factors such as the recent sharp appreciation of the yen against the dollar, a temporary dip in the total domestic tobacco demand following the introduction of vending machines with adult identification functions and an increase in expenses on the promotion and additional burden of the "taspo" card. Still, our international tobacco business is continuing to perform strongly, and its growth is more than offsetting the decline in our profits from the domestic tobacco business. The business structure did not change. We believe we can achieve strong growth in the next fiscal year and later as these one-time negative factors disappear and we benefit from a recovery in our domestic market share.

We are facing intensifying competition not only in the tobacco business but also in the pharmaceutical and foods businesses. However, we believe we can turn this challenging situation to our advantage and find new business opportunities. Therefore, we will strive to increase our corporate value by continuing to expand and strengthen our organization, developing human resources and consolidating our business foundation so that we can build up to become a global growth company that develops diversified, value-creating businesses.

Overview of the financial results for the year that ended March 31, 2008

For the year that ended March 31, 2008, both net sales and net profits were increased as can be seen in the Table 1.

Despite a decline in the sales volume of the domestic tobacco business, net sales were increased primarily due to the continued top-line growth in the international tobacco business as well as the acquisition of Gallaher, whose business results for the second to fourth quarters were included in our consolidated results.

In addition, EBITDA (operating income + depreciation and amortization), operating income, ordinary income and net income were also increased primarily due to the growth in profits of the international tobacco business which more than offset the increasing materials costs and sales promotion expenses in the domestic tobacco business.

(Table 1) Consolidated financial results for the year that ended March 31, 2008

(Billions of yen)

	Year that ended March 31, 2007	Year that ended March 31, 2008	Change
Sales (Tax included)	4,769.3	6,409.7	1,640.3
Sales (Tax excluded)	2,051.0	2,587.3	536.3
EBITDA*	464.6	602.0	137.4
Operating income	331.9	430.5	98.5
Ordinary income	312.0	362.6	50.6
Net income	210.7	238.7	27.9

* EBITDA=Operating income + depreciation and amortization

(Chart 1)


(Unit: JPY billion)
602.0
430.5
238.7
600
500
400
300
200
100
FY 3/2002
FY 3/2003
FY 3/2004
FY 3/2005
FY 3/2006
FY 3/2007
FY 3/2008
EBITDA
Operating Income
Net Income(Loss)

<Review of operation>

Domestic Tobacco

With respect to the domestic tobacco business, as the competition with other tobacco companies intensified amid the shrinkage of the total demand, we actively allocated our business resources to the Mild Seven family and other flagship brands. This enabled us to raise our market share in the previous fiscal year for the first annual share increase since our privatization in 1985.

(Chart 2) Total Demand / Sales Volume


350
300
250
200
150
100
50
0
-2.3%
-2.5%
-5.3%
-4.3%
-2.8%
-3.9%
-6.4%
-4.1%
258.4
167.7
FY 3/2004
FY 3/2005
FY 3/2006
FY 3/2007
FY 3/2008
Total domestic demand
Sales volume of JT products*

(Chart 3) Domestic share of JT products*


(%)
67
66
65
64
JT products
66.8
66.5
65.5
64.8
64.9
34
33
32
31
Mild Seven family
32.6
32.9
32.2
31.6
32.0
FY 3/2004
FY 3/2005
FY 3/2006
FY 3/2007
FY 3/2008

** New basis = JT original products + JTI products sold in Japan (Camel, Winston, Salem, etc.)*

(Table 2) Financial results of the Domestic Tobacco Business for the year that ended March 31, 2008

(Billions of yen)

	Year that ended March 31, 2007	Year that ended March 31, 2008	Change
Sales (Tax excluded)	1,147.2	1,122.2	-24.9
Operating income	245.3	222.3	-23.0

International Tobacco

With respect to the international tobacco business, both sales and profits increased sharply from the previous year thanks to the consolidation of Gallaher and the continued top-line growth.

(Table 3) Financial results of the International Tobacco Business for the year that ended March 31, 2008*

(Billions of yen)

	Year that ended March 31, 2007	Year that ended March 31, 2008	Change
Sales (Tax excluded)	550.3	1,057.7	507.3
Operating income	81.0	205.3	124.2

** As for the international tobacco business, the results for January to December 2007 are included in our consolidated results for the fiscal year ended March 2008.*

Pharmaceuticals

The pharmaceutical business posted growth in sales due to a milestone revenue related to the progress in the development of anti-dyslipidemia agent JTT-705, which was licensed to Roche. As a result, both EBITDA loss and operating loss improved.

(Table 4) Financial results of the Pharmaceutical business for the year that ended March 31, 2008

(Billions of yen)

	Year that ended March 31, 2007	Year that ended March 31, 2008	Change
Sales (Tax excluded)	45.4	49.0	3.6
Operating income	-11.2	-9.6	1.5

Clinical development (as of May 1, 2008)

code	Stage	Indication	Characteristics	Rights
JTT-705 (oral)	Phase2(JPN)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. *Development stage by Roche:Phase3
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP -MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV infection	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV:Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase2(JPN)	Hyperuricemia	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-553 (oral)	Phase1(Overseas)	Obesity	Reduces fat absorption from the small intestine and inhibits fat synthesis in adipose tissue via inhibition of DGAT1 -DGAT1: Acyl CoA: diacylglycerol acyltransferase 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	

code	Stage	Indication	Characteristics	Rights
JTK-652 (oral)	Phase1(Overseas)	Hepatitis C	Treatment of hepatitis C by inhibiting the infection process of HCV into hepatocytes -HCV:Hepatitis C Virus	
JTS-653 (oral)	Phase1(JPN)	Pain Overactive Bladder	Improves pain and overactive bladder via antagonism of TRPV1 on sensory neurons -TRPV1:Transient Receptor Potential Vanilloid subtype 1	
JTT-654 (oral)	Phase1(Overseas)	Type 2 diabetes mellitus	Improves type 2 diabetes through reducing excessive glucocorticoid action by inhibiting HSD-1 -HSD1:11beta-hydroxysteroid dehydrogenase type1	

Foods

With respect to the foods business, sales of processed foods declined due to the impact of the pesticide contamination incident. However, the overall sales of the foods business increased due to the acquisition of the Katokichi group. Meanwhile, operating income declined due to the effects of the pesticide contamination incident and increased materials costs.

(Table 5) Financial results of the Food business for the year that ended March 31, 2008

(Billions of yen)

	Year that ended March 31, 2007	Year that ended March 31, 2008	Change
Sales (Tax excluded)	286.5	336.4	49.8
Operating income	6.7	0.6	-6.0

Dividend

As we stated in our mid-term management plan "JT2008", we aim to achieve a consolidated dividend payout ratio of 20 percent for the time being. We are aiming to achieve consolidated dividends payout ratio of 20 percent, calculated with net income before goodwill amortization. Continuously, JT's basic dividend policy aims to provide a competitive level of return to shareholders in the capital market, while considering the status of implementation of the medium/long-term growth strategies and our consolidated financial results outlook.

The company's board of directors has revised the forecast for its year-end dividend per share to JPY 2,600. As a result, JT's expected dividend per share for the full fiscal year that ended March 31, 2008, totals JPY 4,800, including the interim dividend.

In addition, the company's annual dividend per share for the full fiscal year ending March 31, 2009, is expected to be JPY 5,200.

(Chart 4) Changes in dividend per share


(Yen per share)
(%)
5,000
4,000
3,000
2,000
1,000
0
20
15
10
5
0
15.2
18.2
19.0
19.9
1,800
1,400
2,200
1,800
2,600
2,200
2,600
2,600
FY 3/2006*
FY 3/2007
FY 3/2008
FY 3/2009
Per-share interim dividend
Per-share term-end dividend
Payout ratio

Note 1: The payout ratio for the fiscal year ended March, 2008 and ending March, 2009 is based on net income before goodwill amortization basis.

Note 2: A five-for-one stock split was implemented effective on April 1, 2006. Accordingly, the dividend figures for the fiscal year ended March 2006 were revised retroactively.

<Outlook for the fiscal year ending March 2009>

A decline in the sales volume of the domestic tobacco business is likely to be more than offset by the full-year consolidation of Gallaher and the continued top-line growth in the international tobacco business and the full-year consolidation of Katokichi in the foods business.

Operating income is expected to decline reflecting a rise in the costs of materials for the domestic tobacco and foods businesses, in addition to the effects of the goodwill amortization regarding the international tobacco business and the foods business.

(Table 6) Full-term forecasts for FY 3/2008

(Unit: JPY billion)

	FY 3/2008 results	FY 3/2009 forecasts	Change
Sales incl. taxes	6,409.7	6,610.0	200.2
EBITDA*	602.0	593.0	-9.0
Operating income	430.5	311.0	-119.5
Recurring profit	362.6	278.0	-84.6
Net income	238.7	148.0	-90.7

* EBITDA=Operating income + depreciation and amortization

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;

(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;

(3) litigation in Japan and elsewhere;

(4) our ability to further diversify our business beyond the domestic and international tobacco industry;

(5) our ability to successfully expand internationally and make investments outside of Japan;

(6) competition and changing consumer preferences;

(7) the impact of any acquisitions or similar transactions;

(8) local and global economic conditions; and

(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2007 and 2008

Millions of yen

	as of March 31, 2007	*as of March 31, 2008*	*Increase / Decrease*
ASSETS			
CURRENT ASSETS:	**1,840,808**	**1,234,695**	**(606,112)**
FIXED ASSETS:	**1,523,855**	**3,852,518**	**2,328,662**
Property, plant and equipment:	**600,435**	**763,332**	**162,896**
Buildings and structures	229,019	281,742	52,723
Machinery, equipment and vehicles	152,900	218,973	66,073
Land	131,817	157,380	25,562
Other	86,698	105,234	18,536
Intangible assets:	**542,880**	**2,759,407**	**2,216,526**
Goodwill	360,681	2,106,887	1,746,205
Trademarks	154,980	613,496	458,515
Other	27,218	39,023	11,805
Investments and other assets:	**380,538**	**329,778**	**(50,759)**
TOTAL ASSETS	**3,364,663**	**5,087,214**	**1,722,550**

Millions of yen

	as of March 31, 2007	*as of March 31, 2008*	*Increase / Decrease*
LIABILITIES			
CURRENT LIABILITIES:	**813,196**	**1,284,396**	**471,199**
NON-CURRENT LIABILITIES:	**526,851**	**1,648,188**	**1,121,337**
TOTAL LIABILITIES	**1,340,047**	**2,932,584**	**1,592,537**
NET ASSETS			
SHAREHOLDERS' EQUITY:	**1,920,159**	**2,106,311**	**186,152**
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**(30,238)**	**(70,333)**
SUBSCRIPTION RIGHTS TO SHARES	**-**	**185**	**185**
MINORITY INTERESTS	**64,362**	**78,370**	**14,008**
TOTAL NET ASSETS	**2,024,615**	**2,154,629**	**130,013**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**5,087,214**	**1,722,550**

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
For the years that ended March 31, 2007 and 2008

	For the year that ended March 31, 2007	For the year that ended March 31, 2008	Increase/ Decrease
	Millions of yen	Millions of yen	Millions of yen
NET SALES	**4,769,387**	**6,409,726**	**1,640,339**
COST OF SALES	**3,844,768**	**5,228,925**	**1,384,157**
GROSS PROFIT	**924,619**	**1,180,801**	**256,181**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**592,628**	**750,247**	**157,619**
OPERATING INCOME	**331,991**	**430,553**	**98,562**
NON-OPERATING INCOME:	**16,033**	**21,533**	**5,499**
NON-OPERATING EXPENSES:	**35,980**	**89,405**	**53,424**
ORDINARY INCOME	**312,044**	**362,681**	**50,637**
EXTRAORDINARY PROFIT:	**50,854**	**68,964**	**18,110**
EXTRAORDINARY LOSS:	**25,703**	**59,032**	**33,328**
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**337,195**	**372,614**	**35,418**
INCOME TAXES-CURRENT	84,480	117,271	32,791
INCOME TAXES-DEFERRED	36,923	11,107	(25,816)
MINORITY INTERESTS	5,018	5,532	513
NET INCOME	**210,772**	**238,702**	**27,929**

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the years that ended March 31, 2007 and 2008

Millions of yen

	For the year that ended March 31, 2007	For the year that ended March 31, 2008	Increase/ Decrease
Net cash provided by operating activities	**435,958**	**145,030**	**(290,927)**
Net cash used in investing activities	**(149,692)**	**(1,668,634)**	**(1,518,942)**
Net cash provided by (used in) financing activities	**(32,634)**	**519,000**	**551,635**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**5,749**	**40,090**	**34,341**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**259,380**	**(964,513)**	**(1,223,893)**
CASH AND CASH EQUIVALENTS, BEGINNING OF Y	**920,141**	**1,179,522**	**259,380**
CASH AND CASH EQUIVALENTS, END OF YEAR	**1,179,522**	**215,008**	**(964,513)**

June 23, 2008

Japan Tobacco Inc.

2-1, Toranomon 2-chome

Minato-ku,Tokyo

Partial revision in the Brief Statements of Consolidated Semi-Annual Financial Results and Forecast with Respect to the Year Ending March 2008

Please see the attached for partial revision in the Brief Statements of Consolidated Semi-Annual Financial Results and Forecast with Respect to the Year Ending March 2008, which was released on October 31, 2007.

The attachment is available for comparison between the original and the revised. Those parts before and after the revision are underlined.

Attachment

Page 2

【Summary】

4. OTHERS

1). CHANGES IN THE SIGNIFICANT SUBSIDIARIES (ACCOMPANYING CHANGES IN SCOPE OF THE CONSOLIDATION)

(Before revision)

1). CHANGES IN THE SIGNIFICANT SUBSIDIARIES (ACCOMPANYING CHANGES IN SCOPE OF THE CONSOLIDATION): Applicable
New Consolidated Companies: 8
The Name of Companies: Gallaher Group Plc, Gallaher Ltd., Gallaher Capital Ltd., Gallaher (Dublin) Ltd.,
Gallaher Europe Finance, Harrigan Ltd., Austria Tabak GmbH,
HABET Handels-Beteiligungsgesellschaft mbH & Co. KG Nahrungs- und Genußmittel

(After revision)

1). CHANGES IN THE SIGNIFICANT SUBSIDIARIES (ACCOMPANYING CHANGES IN SCOPE OF THE CONSOLIDATION): Applicable
New Consolidated Companies: 14
The Name of Companies: Gallaher Group Plc, Gallaher Ltd., Gallaher Capital Ltd., Gallaher (Dublin) Ltd.,
Gallaher Europe Finance, Harrigan Ltd., Austria Tabak GmbH,
HABET Handels-Beteiligungsgesellschaft mbH & Co. KG Nahrungs- und Genußmittel
Gallaher AF Luxembourg S.à r.l, Gallaher Luxembourg Overseas Finance S.à r.l,
Gallaher Benelux Ltd., Gallaher Investments Luxembourg S.à r.l,
Gallaher Investment Finance S.à r.l, Gallaher Finance

June 23, 2008
Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Partial revision in the Brief Statements of Consolidated Financial Results for the nine months that ended December 31, 2007

Please see the attached for partial revision in the Brief Statements of Consolidated Financial Results for the nine months that ended December 31, 2007, which was released on February 7, 2008.

The attachment is available for comparison between the original and the revised. Those parts before and after the revision are underlined.

Attachment

Page 2

【Summary】

3. OTHERS

1). CHANGES IN THE SIGNIFICANT SUBSIDIARIES (ACCOMPANYING CHANGES IN SCOPE OF THE CONSOLIDATION)

(Before revision)

1). CHANGES IN THE SIGNIFICANT SUBSIDIARIES
(ACCOMPANYING CHANGES IN SCOPE OF THE CONSOLIDATION): Applicable
New Consolidated Companies: 7
The Name of Companies: Gallaher Group Plc, Gallaher Ltd., Austria Tabak GmbH, Gallaher Capital Ltd.,
Gallaher Europe Finance, Harrigan Ltd.,
HABET Handels-Beteiligungsgesellschaft mbH & Co. KG Nahrungs- und Genußmittel

(After revision)

1). CHANGES IN THE SIGNIFICANT SUBSIDIARIES
(ACCOMPANYING CHANGES IN SCOPE OF THE CONSOLIDATION): Applicable
New Consolidated Companies: 13
The Name of Companies: Gallaher Group Plc, Gallaher Ltd., Austria Tabak GmbH, Gallaher Capital Ltd.,
Gallaher Europe Finance, Harrigan Ltd.,
HABET Handels-Beteiligungsgesellschaft mbH & Co. KG Nahrungs- und Genußmittel
Gallaher AF Luxembourg S.à r.l, Gallaher Luxembourg Overseas Finance S.à r.l,
Gallaher Benelux Ltd., Gallaher Investments Luxembourg S.à r.l,
Gallaher Investment Finance S.à r.l, Gallaher Finance

June 23, 2008
Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Partial revision in the Brief Statements of Annual Financial Results
for the Year Ended March 2008 and Forecast for the Year Ending March 2009

Please see the attached for partial revision in the Brief Statements of Annual Financial Results for the Year Ended March 2008 and Forecast for the Year Ending March 2009, which was released on May 1, 2008.

The attachment is available for comparison between the original and the revised. Those parts before and after the revision are underlined.

Attachment

Page 2

【Summary】

4. OTHERS

1). CHANGES IN THE SIGNIFICANT SUBSIDIARIES (ACCOMPANYING CHANGES IN SCOPE OF THE CONSOLIDATION)

(Before revision)

1). CHANGES IN THE SIGNIFICANT SUBSIDIARIES (ACCOMPANYING CHANGES IN SCOPE OF THE CONSOLIDATION): Applicable

New Consolidated Companies: 8

The Name of Companies: Gallaher Group Ltd, Gallaher Ltd., Austria Tabak GmbH, Gallaher Capital Ltd.,
Gallaher Europe Finance, Harrigan Ltd.,
HABET Handels-Beteiligungsgesellschaft mbH & Co. KG Nahrungs- und Genußmittel,
KATOKICHI CO., LTD.

(After revision)

1). CHANGES IN THE SIGNIFICANT SUBSIDIARIES (ACCOMPANYING CHANGES IN SCOPE OF THE CONSOLIDATION): Applicable

New Consolidated Companies: 14

The Name of Companies: Gallaher Group Ltd, Gallaher Ltd., Austria Tabak GmbH, Gallaher Capital Ltd.,
Gallaher Europe Finance, Harrigan Ltd.,
HABET Handels-Beteiligungsgesellschaft mbH & Co. KG Nahrungs- und Genußmittel,
Gallaher AF Luxembourg S.à r.l, Gallaher Luxembourg Overseas Finance S.à r.l,
Gallaher Benelux Ltd., Gallaher Investments Luxembourg S.à r.l,
Gallaher Investment Finance S.à r.l, Gallaher Finance
KATOKICHI CO., LTD.

END